CUSIP No. 784933103	Page 1 of 6 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)*

Under the Securities Exchange Act of 1934

SPAR Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784933103
(CUSIP Number)

William H. Bartels
333 Westchester Avenue, South Building, Suite 204
White Plains, NY 10604
(914) 332-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON William H. Bartels, individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,731,565
	8	SHARED VOTING POWER 557,128
	9	SOLE DISPOSITIVE POWER 4,731,565
	10	SHARED DISPOSITIVE POWER 557,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,135,611 **
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.8% **
14	TYPE OF REPORTING PERSON IN

**

Includes 6,846,918 shares of Common Stock of SPAR Group, Inc. (the “Company”) beneficially owned by Robert G. Brown. The Reporting Person may act in concert with Mr. Brown with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Person and Mr. Brown may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Person and all of the shares of Common Stock of the Company beneficially owned by Mr. Brown.  However, the Reporting Person expressly disclaims beneficial ownership of the 6,846,918 shares beneficially owned by Mr. Brown.  Mr. Brown expressly retains sole voting and dispositive power over such 6,846,918 shares, and the Reporting Person has neither sole nor shared voting or dispositive power over such 6,846,918 shares.  Mr. Brown has filed a separate Schedule 13D/A with respect to his interests.

Includes 1,109,625 shares of Common Stock held in the Defined Benefit Pension Trust of SP/R, Inc. (f/k/a SPAR Burgoyne, Inc.) maintained for the benefit of Mr. Brown. Mr. Brown is not a trustee of this trust and disclaims beneficial ownership of the shares of Common Stock held in this trust.

CUSIP No. 784933103	Page 3 of 7 Pages

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on July 19, 1999 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 31, 2018 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 6, 2018 (“Amendment No. 2”). The Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, is hereinafter referred to as the “Schedule 13D”. The address of the principal executive offices of the Company is 333 Westchester Avenue, South Building, Suite 204, White Plains, New York 10604. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As of the date of this Amendment, the Reporting Person may be deemed to beneficially own, in the aggregate, 12,135,611 shares of the Common Stock of the Company, which represents approximately 58.8% of the outstanding Common Stock of the Company. The percentages in this Amendment are calculated based upon 20,650,704 outstanding shares of Common Stock as of August 9, 2018, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the SEC on August 20, 2018.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person, alone or in conjunction with Mr. Brown, has determined from time to time, to engage with the Company’s Board of Directors (the “Board”) and to take actions in his capacity as a significant stockholder to strengthen the Company’s corporate governance. Under the Company’s by-laws, the Reporting Person and Mr. Brown, together as owners of more than a majority of the Company’s outstanding Common Stock, have the right to call special meetings of stockholders and to take action by written consent in lieu of a meeting.

As previously reported in Amendment No. 2, on August 6, 2018, the Reporting Person and Mr. Brown (the “Stockholders”) delivered an action by written consent of stockholders, executed on August 6, 2018 (the “August 6 Consent”), pursuant to which the Stockholders resolved to adopt amendments to the Company’s by-laws (the “By-law Amendments”). The August 6 Consent represented 9,047,601 shares, or 43.8% of the Company’s outstanding Common Stock. In Amendment No. 2, the Stockholders disclosed their intention to engage with the Board regarding the By-law Amendments prior to delivery of the remaining written consents required to represent a majority of the outstanding Common Stock.

Notwithstanding the Stockholders’ willingness to engage with the Board regarding the By-law Amendments, on September 4, 2018, the Company filed a claim against the Stockholders in the Court of Chancery of the State of Delaware in response to the August 6 Consent, which, among other things, challenges the validity of the By-law Amendments. The Company reported the filing of this claim in a Current Report on Form 8-K filed with the SEC on September 10, 2018.

CUSIP No. 784933103	Page 4 of 6 Pages

Thereafter, on September 18, 2018, the Stockholders delivered executed written consents resolving to adopt the By-law Amendments representing an additional 1,633,849 shares, or 7.9% of the Company’s outstanding Common Stock, which the Stockholders hold in street name (the “September 18 Consents,” and together with the August 6 Consent, the “By-law Consents”). Upon delivery of the By-law Consents, which represent a majority of the Company’s outstanding Common Stock, the By-law Amendments became effective under Section 228 of the Delaware General Corporation Law (the “DGCL”). The Stockholders understand that the By-law Amendments are the subject of pending litigation but submitted the remaining consents to preserve their rights under DGCL Section 228.

The Stockholders maintain the validity of, and their authority to adopt, the By-law Amendments, and believe that the By-law Amendments are in the best interests of the Company and all of its stockholders. The By-law Amendments were previously described in Amendment No. 2, and a copy of the Company’s by-laws marked to show the By-law Amendments is filed as Exhibit 4 to this Amendment.

The By-law Consents resolving to adopt the By-law Amendments followed earlier written consents delivered by the Stockholders on June 29, 2018 and July 5, 2018, resolving to remove Mr. Lorrence Kellar from the Board and to elect and appoint Mr. Jeffrey Mayer as a director to fill the resulting vacancy (the “Mayer Consents”). On September 18, 2018, Mr. Brown filed an action in the Court of Chancery of the State of Delaware pursuant to DGCL Section 225 seeking a declaratory judgment that the Mayer Consents are valid and effective and that Mr. Kellar has validly been removed from the Board and Mr. Mayer has validly been elected to the Board and also filed a motion to expedite the proceedings in this matter and to maintain the status quo pending the Court’s final determination. A copy of the Verified Complaint Pursuant to 8 DEL. C. § 225 is filed as Exhibit 5 to this Amendment.

Except as otherwise set forth in this Item 4, the Reporting Person (alone or in conjunction with other stockholders of the Company) currently has no plan or proposal which relates to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D; provided, such plans or proposals may have been considered, and may from time to time hereafter be considered. The Reporting Person may also acquire or dispose of Company securities in the ordinary course.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(c)   On September 6, 2018, the Reporting Person sold 1,000 shares of Common Stock of the Company on the open market for a price of $0.95 per share. In addition, during the past 60 days, Mr. Brown has sold the following shares of Common Stock on the open market:

CUSIP No. 784933103	Page 5 of 6 Pages

Date	No. of Shares	Sale Price/Share	Date	No. of Shares	Sale Price/Share
8/30/18	745	$1.11	9/6/18	3,744	$0.93
	955	$1.10		11,324	$0.94
8/31/18	3,100	$1.05		3,050	$0.95
	3,300	$1.06		1,882	$0.96
	1,900	$1.07	9/7/18	3,100	$0.93
9/4/18	740	$1.01		6,956	$0.92
	1,616	$1.00		9,170	$0.91
9/5/18	7,224	$0.95		774	$0.90
	6,000	$0.96
	4,420	$0.97

Except for the foregoing transactions, no transactions in the Common Stock of the Company have been effected by the Reporting Person or by Mr. Brown in the past 60 days.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 4	The Company’s by-laws, marked to show the By-law Amendments.

Exhibit 5	Verified Complaint Pursuant to Delaware General Corporation Law Section 225, filed by Robert G. Brown in the Court of Chancery of the State of Delaware on September 18, 2018.

CUSIP No. 784933103	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned, William H. Bartels, hereby certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: September 18, 2018

/s/ William H. Bartels
William H. Bartels